FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                 10 May, 2007


                               File no. 0-17630


                              Directorate Change



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

This report on Form 6-K is deemed to be incorporated by reference in the prospectus contained in the registration statements on Form F-3
(No.333-137106-01) and Form S-8 (No.s 333-90808, 333-6040, 333-8720, 333-10430,
333-13308 and 333-103656) of CRH plc, and to be part thereof from the date on which this Report has been furnished, to the extent not superceded by documents or reports subsequently filed or furnished.


Enclosure: Directorate Change





                     N  E  W  S       R  E  L  E  A  S  E


                                                                    May 10, 2007





                   MR. KIERAN McGOWAN SUCCEEDS MR. PAT MOLLOY
                               AS CHAIRMAN OF CRH


On 22 February 2007, the Board of CRH plc announced the planned retirement of its Chairman Mr. Pat Molloy following the May 2007 Annual General Meeting of the Company, and the appointment of Mr. Kieran McGowan as Chairman Designate to succeed Mr. Molloy. Following yesterday's Annual General Meeting, Mr. Molloy has retired and Mr. McGowan has taken over as Chairman.

Mr. Molloy became Chairman in May 2000 having been a Board member since 1997.

Mr. McGowan, who joined the Board of CRH in 1998, was Chief Executive of IDA Ireland until December 1998. He is a non-executive Director of a number of companies including Elan Corporation plc, Irish Life & Permanent plc and United Drug plc. He is also a Director of Enterprise Ireland and Chairman of the Governing Authority of University College Dublin.


Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Liam O'Mahony, Chief Executive
Myles Lee, Finance Director
Eimear O'Flynn, Head of Investor Relations
Maeve Carton, Group Controller




       CRH plc, Belgard Castle , Clondalkin, Dublin 22, Ireland TELEPHONE
                       +353.1.4041000 FAX +353.1.4041007

E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam Square
                              , Dublin 2, Ireland


                        SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  10 May, 2007



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director